UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                              Unitedglobalcom, Inc.
                                (Name of Issuer)

                             Common Stock, Series A
                         (Title of Class of Securities)

                                   913247508
                                 (CUSIP Number)

                                 July 1, 2002

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913247508

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Michael Kellen

       2.    Check the Appropriate Box if a Member Of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             State of New York

                 5.  Sole Voting Power  0
Number of
Shares           6.  Shared Voting Power  6,401,300

Beneficially
Owned by         7.  Sole Dispositive Power  0
Each Reporting
Person With      8.  Shared Dispositive Power  6,401,300

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             6,401,300

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

             Not applicable

       11.   Percent of Class Represented by Amount in Row (9) 6.22%

       12.   Type of Reporting Person (See Instructions) IN

CUSIP No. 913247508

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             DEF Associates N.V.

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             State of New York



               5.    Sole Voting Power  0
Number of
Shares         6.    Shared Voting Power  4,612,600
Beneficially
Owned by       7.    Sole Dispositive Power  0
Each Reporting
Person With    8.    Shared Dispositive Power  4,612,600

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             4,612,600

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

             [x]

       11.   Percent of Class Represented by Amount in Row (9)  4.48%

       12.   Type of Reporting Person (See Instructions) CO

CUSIP No. 913247508

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Arnhold and S. Bleichroeder Advisers, Inc.

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             State of New York

               5.    Sole Voting Power  0
Number of
Shares         6.    Shared Voting Power  4,612,600
Beneficially
Owned by       7.    Sole Dispositive Power  0
Each Reporting
Person With    8.    Shared Dispositive Power  4,612,600

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             4,612,600

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

             [x]

       11.   Percent of Class Represented by Amount in Row (9)  4.48%

       12.   Type of Reporting Person (See Instructions) IA

CUSIP No. 913247508

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Arnhold and S. Bleichroeder Holdings, Inc.

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             State of New York

               5.    Sole Voting Power  0
Number of
Shares         6.    Shared Voting Power  4,612,600
Beneficially
Owned by       7.    Sole Dispositive Power  0
Each Reporting
Person With    8.    Shared Dispositive Power  4,612,600

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             4,612,600

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

             [x]

       11.   Percent of Class Represented by Amount in Row (9)  4.48%

       12.   Type of Reporting Person (See Instructions) HC

Item 1. (a)  Issuer:  Unitedglobalcom, Inc.

        (b)  Address:

             4643 South Ulster Street
             Suite 1300
             Denver, CO 80237

Item 2. (a)  Name of Person Filing:

             Arnhold and S. Bleichroeder Holdings, Inc.
             Arnhold and S. Bleichroeder Advisers, Inc.
             DEF Associates, N.V.
             Michael Kellen

        (b)  Address of Principal Business Offices:

             1345 Avenue of the Americas
             New York, New York 10105

        (c)  Citizenship:
             Please refer to Item 4 on each cover sheet for each filing person

        (d)  Title of Class of Securities
             Common stock

        (e)  CUSIP Number:  913247508

Item 3. Arnhold & S. Bleichroeder Advisers, Inc. is an (e) investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E). Arnhold & S. Bleichroeder Holdings, Inc. is a (g) parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

Item 4.  Ownership

         Please see Items 5 - 9 and 11 for each cover sheet for ownership of each reporting person as of the close of business on August 29, 2002.*

Item 5.  Ownership of Five Percent or Less of a Class:  Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         See Exhibit 2.1 attached.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

__________________________________

* Each of DEF Associates N.V., Arnhold and S. Bleichroeder Holdings, Inc. and Arnhold and S. Bleichroeder Advisers, Inc. disclaims beneficial ownership of all shares in the Issuer with the exception of 4,612,600 shares it beneficially owns. The calculation of the percentage of shares in the Issuer reported beneficially owned by each Reporting Person in this Schedule is based on the number of such shares disclosed by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2002.

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 30, 2002

Arnhold and S. Bleichroeder Holdings, Inc.


/s/ John P. Arnhold
-----------------------------------
Name:   John P. Arnhold
Title:  Co-President



Arnhold and S. Bleichroeder Advisers, Inc.


/s/ John P. Arnhold
-----------------------------------
Name:   John P. Arnhold
Title:  Co-President


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 30, 2002

Michael M. Kellen


/s/ Michael M. Kellen
-----------------------------------



DEF ASSOCIATES N.V.


/s/ Kiernan J. Conroy
-----------------------------------
Name:   Kieran J. Conroy
Title:  Director